PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No: 333-128117

1,689,296 Shares

Common Stock

The stockholder of Main Street Restaurant Group, Inc. listed in this prospectus is offering for sale up to 1,689,296 shares of common stock.  This stockholder may be considered to be an “affiliate” of our company as defined in Rule 405 under the Securities Act of 1933.

We expect that sales made pursuant to this prospectus will be made

•      in broker’s transactions;

•      in block trades on the Nasdaq National Market not to exceed 500,000 shares;

•      in transactions directly with market makers; or

•      in privately negotiated sales or otherwise.

We will not receive any of the proceeds of sales by the selling stockholder.

The selling stockholder will determine when he will sell his shares, and in all cases will sell his shares at the current market price or at negotiated prices at the time of the sale.  Securities laws and SEC regulations may require the selling stockholder to deliver this prospectus to purchasers when he resells his shares of common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “MAIN.”  On September 14, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $5.62 per share.

See “Risk Factors,” on page 3, for a discussion of certain risk factors that should be considered by prospective purchasers of our common stock offered under this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 15, 2005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering.

•      Annual Report on Form 10-K for the year ended December 27, 2004;

•      Quarterly Report on Form 10-Q for the quarter ended March 28, 2005;

•      Quarterly Report on Form 10-Q for the quarter ended June 27, 2005;

•      Definitive proxy statement on Schedule 14A filed on April 22, 2005;

•      Current Report on Form 8-K filed April 13, 2005;

•      Current Report on Form 8-K filed April 18, 2005;

•      Current Report on Form 8-K filed May 4, 2005;

•      Current Report on Form 8-K filed May 26, 2005;

•      Current Report on Form 8-K filed June 14, 2005;

•      Current Report on Form 8-K filed June 20, 2005;

•      Current Report on Form 8-K/A filed June 21, 2005;

•      Current Report on Form 8-K/A filed June 22, 2005;

•      The description of our common stock contained in our registration statement on Form 8-A filed on June 29, 1990, including any amendment or report filed for the purpose of updating that description; and

•      The description of our common stock contained in our registration statement on Form 8-A filed on May 24, 2005, including any amendment or report filed for the purpose of updating that description.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement.  Any statement so modified or superseded will not be deemed a part of this prospectus, except as so modified or superseded.

You may request a copy of these filings at no cost by writing or telephoning our corporate secretary at the following address and telephone number:  Main Street Restaurant Group, Inc., 5050 N. 40th Street, Suite 200, Phoenix, Arizona 85018, telephone number (602) 852-9000.

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PROSPECTUS SUMMARY

The following summary does not contain all of the information that may be important to purchasers of our common stock.  Prospective purchasers of common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.

The Company

We are the world’s largest franchisee of TGI Friday’s restaurants, currently owning and managing 53 TGI Friday’s restaurants.  In addition, we own and operate 11 Bamboo Club “Asian Bistro” restaurants and own 4 Redfish Seafood Grill and Bar restaurants.  We also operate an Alice Cooper’stown restaurant in Cleveland, Ohio, pursuant to a license agreement with Celebrity Restaurants, L.L.C.

TGI Friday’s restaurants are full-service, casual dining establishments featuring a wide selection of freshly prepared, popular foods and beverages served by well-trained, friendly employees in relaxed settings.  Bamboo Club “Asian Bistro” restaurants are full-service, casual plus restaurants that feature an extensive and diverse menu of innovative and tantalizing Pacific Rim cuisine.  Redfish Seafood Grill and Bar restaurants are full-service, casual dining restaurants that feature a broad selection of New Orleans style fresh seafood, Creole and seafood cuisine, and traditional southern dishes, as well as a “Voodoo” style lounge, all under one roof.  Alice Cooper’stown restaurants are rock and roll and sports themed and feature a connection to the music celebrity Alice Cooper.

We own the exclusive rights to develop additional TGI Friday’s restaurants in Southern California, Nevada, Arizona, New Mexico, and El Paso, Texas and own TGI Friday’s restaurants in the metropolitan areas of Kansas City, Kansas, and Kansas City, Missouri.  We own the Bamboo Club and Redfish brands.

Our Strategy

Our strategy is to capitalize on the brand-name recognition and goodwill associated with TGI Friday’s restaurants and to expand our restaurant operations through:

•      the development of an additional 16 TGI Friday’s restaurants by 2009 in our existing development territories,

•      the limited development of additional Bamboo Club restaurants in certain key markets in the United States when our development capital allows, and

•      the possible acquisition or development of restaurants operating under other restaurant concepts.

We also seek to improve our profitability by continuing to enhance the dining experience of our guests and improving operating efficiency at all of our restaurant brands, by reducing our long-term debt, and by selling non-core assets or restaurants in non-core markets.  We also may explore opportunities to franchise Bamboo Club and Redfish concepts to third parties in the future.

Our History

We were incorporated in December 1988.  On July 15, 2004, we changed our name from Main Street and Main Incorporated to Main Street Restaurant Group, Inc.

Our Offices

We maintain our principal executive offices at 5050 N. 40th Street, Suite 200, Phoenix, Arizona 85018.  Our telephone number is (602) 852-9000.

Our website is located at www.mainandmain.com.  The information contained on our website does not constitute part of this prospectus.  Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act.  These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission.  We also post on our website the charters of our Audit, Compensation, and Nominating and Corporate Governance Committees; our Corporate Governance Guidelines, our Code of Conduct, our Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or Nasdaq regulations.  The documents are also available in print by contacting our corporate secretary at our executive offices.

The Offering

Common Stock offered by the selling stockholder	1,689,296 shares

Use of proceeds	We will not receive any of the proceeds of sales of common stock by the selling stockholder.

Nasdaq National Market Symbol	MAIN

RISK FACTORS

Investing in our common stock involves a high degree of risk.  Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus.

We face risks associated with changes in general economic and political conditions that affect consumer spending.

Adverse economic conditions and any related decrease in discretionary spending by our customers have an adverse affect on our revenues and operating results. When the economy struggles, our customers may become more apprehensive about the economy and reduce their level of discretionary spending.  We believe that a decrease in discretionary spending could impact the frequency with which our customers choose to dine out or the amount they spend on meals while dining out, thereby decreasing our revenues.  Additionally, military and governmental responses to future terrorist attacks and the prospect of future wars may exacerbate the then current economic conditions, and may lead to weakening in the economy.

We depend on TGI Friday’s Inc.

Our success depends, to a significant extent, on the continued vitality of the TGI Friday’s restaurant concept and the overall success of the TGI Friday’s system. We have no control over the management or operation of TGI Friday’s Inc. or other TGI Friday’s franchisees.  A variety of factors affecting TGI Friday’s Inc. or the TGI Friday’s concept could have a material adverse effect on our business.  These factors include the following:

•      any business reversals that TGI Friday’s Inc. may encounter;

•      a failure by TGI Friday’s Inc. to promote the TGI Friday’s name or restaurant concept;

•      the inability or failure of TGI Friday’s Inc. to support its franchisees, including our company;

•      the failure to operate successfully the TGI Friday’s restaurants that TGI Friday’s Inc. itself owns; and

•      negative publicity with respect to TGI Friday’s Inc. or the TGI Friday’s name.

The future results of the operations of our restaurants will not necessarily reflect the results achieved by TGI Friday’s Inc. or its other franchisees, but will depend upon such factors as the effectiveness of our management team, the locations and markets of our restaurants, and the operating results of those restaurants.

Our franchise agreements with TGI Friday’s Inc. require substantial payments.

Our franchise agreement with TGI Friday’s Inc. for each TGI Friday’s restaurant that we own generally requires us to pay an initial franchise fee of $50,000, although currently the fee is $25,000 in Southern California, pay royalties of generally 4% of the restaurant’s gross sales, although we have entered into a California Development Incentive Agreement which will reduce a portion of these fees, and spend up to 4% of the restaurant’s gross sales on advertising, which may include contributions to a national marketing pool administered by TGI Friday’s Inc.

TGI Friday’s Inc. requires us and its other franchisees to contribute a percentage of gross sales to the national marketing pool, which has been set at 4% for 2005. We must pay or accrue these amounts regardless of whether or not our restaurants are profitable.

If we fail to satisfy these requirements or otherwise default under the franchise agreements, we could be subject to potential damages for breach of contract and could lose our franchise rights for some or all of our TGI Friday’s restaurants.  We also could lose our rights to develop additional TGI Friday’s restaurants.

Our development agreements with TGI Friday’s Inc. require us to open additional TGI Friday’s restaurants.

Our development agreements with TGI Friday’s Inc. require us to open additional TGI Friday’s restaurants. We may not be able to secure sufficient restaurant sites that we believe are suitable or we may not be able to develop restaurants on terms and conditions that we consider favorable in order to satisfy the requirements of the development agreements.  The development agreements give TGI Friday’s Inc. certain remedies in the event that we fail to comply with the development schedule in a timely manner or if we breach the confidentiality or non-compete provisions of the development agreements.  These remedies include, under certain circumstances, the right to reduce the number of restaurants we may develop in the related development territory or to terminate our exclusive right to develop restaurants in the related development territory. In the past, we have negotiated waivers from TGI Friday’s Inc. of the obligations we have not fulfilled.  However, we can provide no assurance that we will successfully fulfill these obligations in the future or, if we do not, that we will be able to obtain waivers.

Our assets may become impaired due to changing and adverse economic conditions.

Our assets may become impaired due to changing economic conditions. When we encounter a “triggering” event, decide to close a restaurant, or perform a periodic review of our marginally performing locations (particularly in the fourth quarter of each year), we record appropriate asset impairment charges if necessary.  The amount of impairment charges and the allocation of goodwill, if any, is based upon assessments of current and future economic conditions and their estimated impact on our ability to recover our investment in long-lived assets.  Even in strong economic conditions, there can be conditions or local situations that might require the recording of asset impairment charges.  In 2004, we recorded impairment write-downs and lease termination charges of $1.4 million.  We will continue to perform periodic asset impairment tests and it is likely that we will record future asset impairment charges.

We have significant debt, and we may be unable to continue to meet debt covenants.

We have incurred significant indebtedness in connection with our growth strategy. As of December 27, 2004, we had long-term debt of approximately $46.1 million (including current portion of $3.9 million), and a working capital deficit of $19.7 million.  Our borrowings include financial covenants, which have been amended and revised from time to time, generally based on EBITDA, which limits the amount we can borrow. These debt agreements require us to measure our compliance with financial covenants each fiscal quarter.  If we fail to meet any financial covenants, our lenders could call their loans immediately.  There can be no assurance we will continue to meet these covenants in the future. Currently, the assets of all of our restaurants are pledged directly or indirectly to secure our debt obligations.

Our borrowings involve substantial interest expense.

Our borrowings will result in interest expense of approximately $4.0 million in 2005 and $3.5 million in 2006, based on currently prevailing interest rates and assuming outstanding and contemplated indebtedness is paid in accordance with the existing payment schedules without any prepayments or additional borrowings. Additionally, current interest rates are at historically low levels.  If interest rates were to increase, our interest costs would also increase, since approximately 19% of our debt, after consideration of the impact of our swap agreements, is variable interest rate debt. We must make these interest payments regardless of our operating results.

We depend on a key food product distributor.

We depend on U.S. Foodservice, a national food distribution service company, to serve substantially all of our restaurants in California, Arizona, and Nevada, and for all of our Bamboo Club and Redfish restaurants. U.S. Foodservice is a subsidiary of Royal Ahold, which in early 2003 announced a major financial restatement to its 2001 and earlier financial statements.  The inability of U.S. Foodservice to continue providing us with a high level of quality and dependability in the receipt of our supplies, at the cost advantages resulting from our volume purchases, could have a material impact on our business.

We believe that all essential products are available from other national suppliers as well as from local suppliers in the cities in which our restaurants are located in the event we must purchase our products from other suppliers; however, there can be no assurance that we will be able to match quality, price, or dependability of supply.

We face risks associated with the expansion of our operations.

The success of our business depends on our ability to expand the number of our restaurants, either by developing or acquiring additional restaurants.  Our success also depends on our ability to operate and manage successfully our growing operations.  Our ability to expand successfully will depend upon a number of factors, including the following:

•      the availability and cost of suitable restaurant locations for development;

•      the availability of restaurant acquisition opportunities;

•      the hiring, training, and retention of additional management and restaurant personnel;

•      the availability of adequate financing;

•      the continued development and implementation of management information systems;

•      competitive factors; and

•      general economic and business conditions.

Increased construction costs and delays resulting from governmental regulatory approvals, strikes, or work stoppages, adverse weather conditions, and various acts of God may also affect the opening of new restaurants.  Newly opened restaurants may operate at a loss for a period following their initial opening.  The length of this period will depend upon a number of factors, including the time of the year the restaurant is opened, the sales volume, and our ability to control costs.

We may not successfully achieve our expansion goals.  Additional restaurants that we develop or acquire may not be profitable.  In addition, the opening of additional restaurants in an existing market may have the effect of drawing customers from and reducing the sales volume of our existing restaurants in those markets.

We will need additional capital for expansion, which may or may not be available.

We will need additional funds to develop new restaurants, including funds for construction, tenant improvements, furniture, fixtures, equipment, training of employees, permits, initial franchise fees, and other expenditures.  We have no additional borrowing capacity under our credit agreements. However, we believe our cash flows from operations in 2005 will be sufficient to fund all of our planned capital expansion, which includes opening four new restaurants in 2005.  However, we will require funds to develop additional TGI Friday’s and Bamboo Club restaurants after 2005 and to pursue any additional restaurant development or restaurant acquisition opportunities that may arise and to comply with our required minimum restaurant openings in accordance with our development agreements with TGI Friday’s Inc.

In the future, we may seek additional equity or debt financing to provide funds so that we can develop or acquire additional restaurants and to pay down debt.  Such financing may not be available or may not be available on satisfactory terms.  If financing is not available on satisfactory terms, we may be unable to satisfy our obligations under our development agreements with TGI Friday’s Inc. or otherwise to expand our restaurant operations.  While debt financing will enable us to add more restaurants than we otherwise would be able to add, debt financing increases expenses and is limited as to availability due to our past financial results, and we must repay the debt regardless of our operating results.  Future equity financings will likely result in dilution to our stockholders, and that dilution could be significant.

We will be subject to the risks associated with franchising operations if we begin franchising the Redfish or Bamboo Club concepts.

We do not have any immediate plans to begin franchising. However, we will be subject to the risks associated with franchising if we begin franchising activities in the future.  If we develop a franchising program, our success as a franchisor will depend upon our ability to develop and implement a successful system of concepts and operating standards and to attract and identify suitable franchisees with adequate business experience and access to sufficient capital to enable them to open and operate restaurants in a manner consistent with our concepts and operating standards. We cannot provide assurance that we would be able to successfully meet these challenges as a franchisor.  In addition, as a franchisor we would be subject to a variety of federal and state laws and regulations, including Federal Trade Commission regulations, governing the offer and sale of franchises. These laws and regulations could result in significant increased expenses and potential liabilities for our company in the event we engage in franchising activities in the future.

We face risks that affect the restaurant industry in general.

A variety of factors over which we have no control may affect the ownership and operation of restaurants.  These factors include adverse changes in national, regional, or local economic or market conditions; increased costs of labor or food products; fuel, utility, and energy and other price increases; competitive factors; the number, density, and location of competitors; and changing demographics, traffic patterns, and consumer tastes, habits, and spending priorities.

Third parties may file lawsuits against us based on discrimination, personal injury, claims for injuries or damages caused by serving alcoholic beverages to an intoxicated person or to a minor, or other claims.  As a multi-unit restaurant operator, our business could be adversely affected by publicity about food quality, illness, injury, or other health and safety concerns or operating issues at one restaurant or a limited number of restaurants operated under the same name, whether or not we actually own or manage the restaurants in question.  We cannot predict any of these factors with any degree of certainty.  Any one or more of these factors could have a material adverse effect on our business.

Employees may file claims or lawsuits against us based on discrimination or wrongful termination or based upon their rights created by the state laws wherein we do business. These claims or lawsuits could result in unfavorable publicity and could have a material adverse effect on our business.

We face rising insurance costs.

The cost of insurance (workers’ compensation insurance, general liability insurance, health insurance, and directors and officers liability insurance) has risen significantly in the past few years and is expected to continue to increase in 2005.  In California, we face significantly higher benefits and costs for workers’ compensation claims as compared to other markets. We may be unable to make the improvements in our operations to mitigate the effects of higher costs.

We face intense competition.

The restaurant business is highly competitive with respect to price, service, and food type and quality.  Restaurant operators also compete for attractive restaurant sites and qualified restaurant personnel and managers.  Our restaurants compete with a large number of other restaurants, including national and regional restaurant chains and franchised restaurant systems, as well as with locally owned, independent restaurants.  Many of our competitors have greater financial resources, more experience, and longer operating histories than we possess.

We depend upon our senior management.

Our success depends, in large part, upon the services of our senior management.  The immediate loss of the services of any members of our senior management team, without a reasonable period of transition, could have a material adverse effect on our business. We do not maintain any life insurance on these senior executives.

We face risks associated with government regulation.

Various federal, state, and local laws affect our business.  The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites.  These sites are subject to zoning, land use, environmental, traffic, and other regulations of state and local governmental agencies.  City ordinances or other regulations, or the application of such ordinances or regulations, could impair our ability to construct or acquire restaurants in desired locations and could result in costly delays.

The delay or failure to obtain or maintain any licenses or permits necessary for operations could have a material adverse effect on our business.  In addition, an increase in the minimum wage rate, employee benefit costs, or other costs associated with employees could adversely affect our business.  We also are subject to the Americans with Disabilities Act of 1990 that, among other things, may require us to install certain fixtures or accommodations in new restaurants or to renovate existing restaurants to meet federally mandated requirements.

Sales of alcoholic beverages represent an important source of revenue for each of our restaurants.  The temporary suspension or permanent loss or the inability to maintain a liquor license for any restaurant would have an adverse effect on the operations of that restaurant.  We do not plan to open a restaurant in any location for which we believe we cannot obtain or maintain a liquor license.

We face increased expenditures of time and money associated with compliance with changing regulation of corporate governance and public disclosure.

Keeping abreast of, and in compliance with, changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, and Nasdaq National Market rules, has required an increased amount of management attention and external resources.  We remain committed to maintaining high standards of corporate governance and public disclosure.  As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Litigation could have a material adverse effect on our business.

We are from time to time the subject of complaints or litigation from guests alleging food-borne illness, injury, or other food quality, health, or operational concerns.  We may be adversely affected by publicity resulting from such allegations regardless of whether such allegations are valid or whether we are liable.  We are also subject to complaints or allegations from former or prospective employees from time to time.  A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business.

We are subject to state “dram shop” laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person.  While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, or at all.

The market price of our common stock has been highly volatile.

Historically, the market price of our common stock has been extremely volatile.  In the future, the market price of our common stock may be subject to wide fluctuations as a result of a variety of factors, including the following:

•      quarterly variations in our operating results or those of other restaurant companies;

•      changes in analysts’ estimates of our financial performance;

•      changes in national and regional economic conditions, the financial markets, or the restaurant industry;

•      natural disasters; and

•      other developments affecting our business or other restaurant companies.

The trading volume of our common stock has been limited, which may increase the volatility of the market price for our stock.  In addition, the stock market has experienced extreme price and volume fluctuations in recent years.  This volatility has had a significant effect on the market prices of securities issued by many companies for reasons not necessarily related to the operating performances of these companies.

Our management controls a significant portion of the voting power of our common stock.

As of August 5, 2005, our directors and executive officers own or control, directly or indirectly, approximately 6,904,334 shares, or 40.7%, of our outstanding common stock.  These directors and officers also hold options to purchase an aggregate of 2,742,250 shares of common stock at exercise prices ranging from $1.67 to

$5.81 per share.  As a result, these persons voting together have significant voting power, including the election of directors and the approval of other corporate matters.

The existence of stock options and warrants may adversely affect the terms of future financings.

As of August 5, 2005, stock options to persons other than directors or officers to acquire an aggregate of 426,751 shares of common stock were outstanding, and warrants to purchase 581,395 shares of common stock were outstanding.  An additional 932,713 shares of common stock have been reserved for issuance upon exercise of options that may be granted under our existing stock option plans.  During the terms of those options, the holders of those securities will have the opportunity to profit from an increase in the market price of our common stock.  The existence of options and warrants may adversely affect the terms on which we can obtain additional financing in the future, and the holders of options and warrants can be expected to exercise those options or warrants at a time when, in all likelihood, we would be able to obtain additional capital by offering shares of common stock on terms more favorable to us than those provided by the exercise of such options or warrants.

Our stockholders’ rights plan may adversely affect existing stockholders.

Our stockholders’ rights plan may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders.  In general, stock purchase rights issued under the rights plan become exercisable when a person or group acquires 15% or more of our common stock or a tender offer or exchange offer of 15% or more of our common stock is announced or commenced.  After any such event, our other stockholders may purchase additional shares of our common stock at 50% of the then-current market price.  The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.  The rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of our outstanding common stock.  The rights expire in May 2015.

Sales of large numbers of shares could adversely affect the price of our common stock.

Sales of substantial amounts of common stock in the public market, or even the potential for such sales, could adversely affect prevailing market prices for our common stock and could adversely affect our ability to raise capital.  As of August 5, 2005, there were 16,968,843 shares of our common stock outstanding.  All of these shares are freely transferable without restriction under the securities laws, unless they are held by our “affiliates,” as that term is defined in the securities laws.  Affiliates also are subject to certain of the resale limitations of Rule 144.  Generally, under Rule 144, each person that beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from us or one of our affiliates may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of our then-outstanding common stock or the average weekly trading volume for the four weeks prior to the proposed sale of such shares.

We do not anticipate that we will pay cash dividends.

We have never paid any cash dividends on our common stock, and we do not anticipate that we will pay cash dividends in the foreseeable future.  We intend to apply any earnings to the expansion and development of our business.  In addition, the terms of our credit facilities limit our ability to pay cash dividends on our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this prospectus and the documents incorporated by reference in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, margins, expenses, asset impairment charges, and earnings analysis; future restaurant operations and new restaurant acquisitions or development or dispositions; the restaurant industry outlook in general; and liquidity and anticipated cash needs and availability; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not purely historical facts are forward-looking statements, as that term is defined in the Securities Act.  Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future.  Accordingly, our actual results may differ, perhaps materially, from those expressed or implied by such forward-looking statements.  Factors that could cause our actual results to differ materially from the forward-looking statements include those factors discussed above in “Risk Factors,” which include but are not limited to the following:

•      changes in general economic and political conditions that affect consumer spending;

•      our dependence upon TGI Friday’s Inc.;

•      our ability to meet our obligations under our franchise and development agreements with TGI Friday’s, Inc.;

•      our ability to meet our debt covenants and to pay interest expense on our debt;

•      our dependence upon a key food distributor;

•      our ability to raise capital to expand our operations;

•      our ability to meet rising insurance costs;

•      our ability to effectively compete with others in the restaurant business;

•      our dependence on senior management; and

•      our ability to comply with government regulation of our business.

USE OF PROCEEDS

We will not receive any of the proceeds from sales of shares of common stock by the selling stockholder.

SELLING STOCKHOLDERS

The following table sets forth (1) the name of the selling stockholder, (2) the number of shares of common stock beneficially owned by such selling stockholder that may be offered for the account of such selling stockholder under this prospectus, and (3) the number of shares of common stock beneficially owned by such selling stockholder upon completion of this offering.  Such information was obtained from the selling stockholder but has not been independently verified by us.  The term “selling stockholder” includes the person listed below and his respective transferees, pledgees, donees, or other successors.  The selling stockholder has had no material relationship with us during the past three years.  To our knowledge, there currently are no agreements, arrangements, or understandings with respect to the sale of any shares of our common stock.

Name of	Shares Beneficially Owned Prior to Offering(1)		Shares Being Registered	Shares Beneficially Owned After Offering (1)(2)
Beneficial Owner	Number	Percent	for Sale(2)	Number	Percent

Bradford L. Honigfeld	2,260,802	13.2%	1,689,296	571,506	3.3%

(1)   The selling stockholder named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him.  The numbers and percentages shown represent the shares of common stock actually owned as of August 30, 2005.  Mr. Honigfeld has pledged 1,689,296 of his shares to Bart A. Brown as security for payment of a promissory note in favor of Mr. Brown.

(2)   We have no assurance that the selling stockholder will sell any of the securities being registered hereby.

PLAN OF DISTRIBUTION

The selling stockholder may offer and sell the shares shown on the cover page of this prospectus at various times in one or more of the following transactions:

•      on or off the Nasdaq National Market; or

•      in privately negotiated transactions.

The securities may be sold:

•      at prevailing market prices at the time of sale;

•      at prices related to those prevailing market prices;

•      at fixed prices; or

•      at negotiated prices.

The transactions may be effected by one or more of the following methods:

•      ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•      purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer;

•      underwritten offerings;

•      block trades not to exceed 500,000 shares in which the broker or dealer will attempt to sell securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; or

•      negotiated transactions between selling stockholders and purchasers without a broker or dealer.

This prospectus may also be used by those to whom a selling stockholder may pledge, donate, or transfer shares covered by this prospectus and the term “selling stockholder” as used in this prospectus shall also include that pledgee, donee, or transferee.  To the extent required, this prospectus may be amended or supplemented from time to time to reflect any pledgee, donee, or other transferee that may offer shares under this prospectus and to describe a specific plan of distribution or transaction.

In connection with the sale of the shares or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions.  In connection with hedging transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholder.  The selling stockholder may also sell our common stock short and redeliver shares covered by this prospectus to close out the short positions.  The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares covered by this prospectus, which shares those broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction).  The selling stockholder may also pledge his shares to a broker-dealer or other financial institution, and, upon a default, that broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect that transaction).

The selling stockholder and any broker-dealers, underwriters or other persons acting on the behalf of parties that participate in the distribution of securities may be deemed to be underwriters.  If so, any commissions, discounts, or concessions received by them or profits they receive on the resale of securities may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling stockholder may also sell his shares of common stock under Rule 144 promulgated under the Securities Act instead of under this prospectus, if Rule 144 is available for those sales.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution or a purchase by a dealer or through an underwritten offering.  Such supplement will disclose:

•      the name of any participating dealer, underwriter, or agent;

•      the number of shares involved;

•      the price at which such shares will be offered for sale to the public;

•      any commissions to be paid or discounts or concessions to be allowed to any dealer, underwriter, or agent, where applicable; and

•      other facts material to the transaction.

The selling stockholder will pay all costs, expenses, and fees in connection with the registration of the shares offered pursuant to this prospectus up to $35,000.  We will bear all costs, expenses, and fees in connection with the registration of the shares offered pursuant to this prospectus that exceed $35,000.  The selling stockholder will pay all commissions and discounts, if any, attributable to the sales of the shares.

We and the selling stockholder may indemnify underwriters, dealers, or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933, and agree to contribute to payments which these underwriters, dealers, or agents may be required to make.

Notwithstanding the above provisions of this plan of distribution, Mr. Honigfeld has agreed to restrict sales of shares of our common stock under this prospectus so that no more than 500,000 shares may be sold to any one purchaser or group of affiliated purchasers.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona.

EXPERTS

The financial statements of Main Street Restaurant Group, Inc. as of December 27, 2004 and December 29, 2003, and for each of the three years in the period ended December 27, 2004, and the related financial statement schedule incorporated into this prospectus have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement.  Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed with the SEC, each such statement being qualified in all respects by such reference.  For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules as well as to the information incorporated by reference in this prospectus.

Anyone may inspect a copy of the registration statement and our other filings without charge at the public reference facility maintained by the SEC in its public reference room, Room 1580, 100 F Street, N.E., Washington, D.C. 20549.  Copies of all or any part of the registration statement and our other filings may be obtained from that facility upon payment of the prescribed fees.  The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.  The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We have not authorized any person to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by or on behalf of us.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares covered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation.  The information in this prospectus is current as of its date.  Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs of our company or that the information contained in this prospectus is correct as of any subsequent date.

1,689,296 Shares

Common Stock

PROSPECTUS

September 15, 2005